Exhibit 1

For Immediate Release

Pointer Telocation Announces the Win of a $1.3M Project to Provide Advanced Cargo Tracking Solutions in Africa

Rosh HaAyin, Israel August 25, 2014, Pointer Telocation Ltd. (Nasdaq CM: PNTR) - a leading developer, manufacturer and operator of Mobile Resource Management (MRM), announced today that it has been awarded a supply contract to provide cargo tracking solutions for a customer in Africa. The contract is worth approximately $1.3 million with revenues expected to be recorded in the second half of 2014.

The goal of the project is to provide a system for coordinating trade activities in terms of information exchange, cargo tracking and monitoring the movement of goods. This is in order to ensure trade efficiency, cooperation and competitiveness in the region.

Pointer will supply its advanced cargo tracking and monitoring devices to enable the safe and efficient delivery of goods between various countries in Africa.

Pointer's CelloTrack-T product line offers advanced tracking and remote monitoring for high value mobile assets. It supports tracking, communication, location-based features and other control and maintenance capabilities. The CelloTrack-T family units utilize advanced power management algorithms, preserving and extending battery life period. The units’ positioning engine is based on SiRFstarIV™, offering high acquisition and tracking performance. The units are equipped with an improved IP67 enclosure and dual tampering detection mechanisms.

David Mahlab, President and CEO of Pointer commented, "We are very pleased that this significant African customer has chosen our solutions over those of our competitors. This award is another positive result from our consistent growth strategy to expand operations abroad, and we expect this award will also lead to increased sales and revenue in the future.”

Continued Mr. Mahlab, “Specifically, I am happy to see that a CelloTrack product was selected as the core for this solution. This product is part of our asset management offering substantiates our belief in the future of asset management for goods in transit. We have invested much effort in our asset management capabilities as we see this as an area with strong growth potential which is a part of the ‘Internet of Things’ (IoT) solution. This project marks another success in our efforts to extend our footprint in the asset tracking and monitoring market.”

About Pointer Telocation:

Pointer Telocation is a leading provider of technology and services to the automotive and insurance industries, offering a set of services including Road Side Assistance, Stolen Vehicle Recovery and Fleet Management. Pointer has a growing list of customers and products installed in 50 countries. Cellocator, a Pointer Products Division, is a leading AVL (Automatic Vehicle Location) solutions provider for stolen vehicle retrieval, fleet management, car & driver safety, public safety, vehicle security and more. The Company's top management and the development center are located in the Afek Industrial Area of Rosh Ha'ayin, Israel.

For more information: http://www.pointer.com

Forward Looking Statements

This press release contains historical information and forward-looking statements within the meaning of The Private Securities Litigation Reform Act of 1995 with respect to the business, financial condition and results of operations of the Company. The words "believe," "expect," "anticipate," "intend," "seems," "plan," "aim," "should" and similar expressions are intended to identify forward-looking statements. Such statements reflect the current views, assumptions and expectations of the Company with respect to the proposed acquisition and other future events and are subject to risks and uncertainties. Many factors could cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in the markets in which the Company operates and in general economic and business conditions, loss or gain of key customers and unpredictable sales cycles, competitive pressures, market acceptance of new products, inability to meet efficiency and cost reduction objectives, changes in business strategy and various other factors, both referenced and not referenced in this press release. Various risks and uncertainties may affect the Company and its results of operations, as described in reports filed by the Company with the Securities and Exchange Commission from time to time. The Company does not assume any obligation to update these forward-looking statements.

Contact

Zvi Fried, V.P. and Chief Financial Officer	Kenny Green/Ehud Helft, GK Investor Relations
Tel.: +972-3-572 3111	Tel: +1 646 201 9246
E-mail: zvif@pointer.com	E-mail: pointer@gkir.com